EXHIBIT 21.1

QC Holdings, Inc.

A Kansas corporation

Subsidiaries (1)	Jurisdiction of Incorporation

QC Financial Services, Inc.	Missouri

QC Properties, LLC (2)	Kansas

QC Financial Services of California, Inc. (2)	California

QC Financial Services of Texas, Inc. (2)	Kansas

Financial Services of North Carolina, Inc. (2)	Delaware

QC Advance, Inc. (2)	Missouri

Cash Title Loans, Inc. (2)	Missouri

(1)	All subsidiaries are 100% owned.
(2)	Subsidiary of QC Financial Services, Inc.